                                                                    Exhibit 99.5

                                        August 23, 2006

James P. Cecil, CFA
Vice President
U.S. Bank National Association
BC-MN-H22A
800 Nicolett Mall
Minneapolis, MN 55402

Gentlemen:

     Reference is made to that certain Agreement and Plan of Merger, dated as of August 23, 2006 (the "Merger Agreement") by and among, Firearms Training Systems, Inc. (the "Company"), Meggitt-USA, Inc. ("Parent"), and a wholly-owned subsidiary of Parent, Poole Acquisition Corp. ("Merger Sub"), including, without limitation, the merger of Merger Sub with and into the Company as provided therein (the "Merger").

     In consideration of and to induce Parent, Merger Sub and the Company to enter into the Merger Agreement, the undersigned, on behalf of itself and its controlled affiliates, hereby (1) waives any and all appraisal rights under
Section 262 of the Delaware General Corporation Law arising as a result of or in connection with the Merger with respect to any shares of capital stock of the Company owned beneficially or of record by the undersigned or any of its controlled affiliates as set forth in Schedule 1 (there being no implication that any such appraisal rights exist with respect to the Series C Preferred Stock) and agrees not to assert any such appraisal rights and (2) agrees not to initiate or join any lawsuit seeking to enjoin or prohibit or otherwise challenge the Merger or any other transaction contemplated by the Merger Agreement. Nothing herein shall limit the Company's obligation to redeem the Series C Preferred Stock in accordance with the provisions of the Company's certificate of incorporation upon consummation of the Merger.

     This letter agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of Delaware without regard to the conflict of laws principles thereof. The parties hereto hereby irrevocably waive any right to trial by jury in any litigation arising out of or relating to this letter agreement. This letter agreement may be amended only by an instrument in writing signed by the parties hereto. No party hereto may assign this letter agreement without the prior written consent of the other parties hereto and any transfer of shares of capital stock subject to this letter agreement shall be subject to the agreements set forth herein and conditioned upon an acknowledgement of such obligation in form and substance satisfactory to the Company. Parent is a third party beneficiary of this letter agreement and may enforce this letter agreement in accordance with its terms as if Parent were a party hereto. This letter agreement shall terminate upon a termination of the Merger Agreement in accordance with its terms.

     We kindly ask you to confirm your agreement to the terms of this letter agreement by countersigning this letter agreement and returning one duly executed version to us.

                                        Very truly yours,

                                        FIREARMS TRAINING SYSTEMS, INC.


                                        By: /s/ Ronavan Mohling
                                            ------------------------------------
                                        Name: Ronavan Mohling
                                        Title: Chief Executive Officer

Agreed and Accepted:

U.S. BANK NATIONAL ASSOCIATION


By: /s/ James P. Cecil
    ---------------------------------
Name: James P. Cecil
Title: Vice-President

                                   SCHEDULE 1

                            SERIES C PREFERRED SHARES

                                   324.882021

                                  COMMON SHARES

                                    4,260,375